                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                                (AMENDMENT NO. )*
                                       OF
                           TWEEDY, BROWNE COMPANY LLC

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       NORWOOD PROMOTIONAL PRODUCTS, INC.
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                                (Name of Issuer)


                           COMMON STOCK, No Par Value
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                         (Title of Class of Securities)

                                    669729105
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                                 (CUSIP Number)



                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)




                                February 3, 1998
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             (Date of Event which Required Filing of this Statement)


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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).


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------------------------                                 -----------------------
  CUSIP No.  669729105            SCHEDULE 13D             Page  3 of 10 Pages
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1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Tweedy, Browne Company LLC ("TBC")
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]
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3.      SEC USE ONLY

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4.      SOURCE OF FUNDS*

        00
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5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]
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6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
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                         7.       SOLE VOTING POWER
                                  TBC has sole voting power with respect to
                                  246,077 shares held in certain TBC accounts
                                  (as hereinafter defined). Additionally,
                                  certain of the general partners of TBC may be
                                  deemed to have sole power to vote certain
                                  shares as more fully set forth herein.
  NUMBER OF              -------------------------------------------------------
   SHARES                8.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                        0 shares
    EACH                 -------------------------------------------------------
 REPORTING               9.       SOLE DISPOSITIVE POWER
  PERSON                          0 shares, except that certain of the general
   WITH:                          partners of TBC may be deemed to have sole
                                  power to dispose of certain shares as more
                                  fully set forth herein.
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER
                                  267,500 shares held in accounts of TBC (as
                                  hereinafter defined).
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11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        267,500 shares
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12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [X]
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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.27%
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14.     TYPE OF REPORTING PERSON*

        BD, IA & 00
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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PRELIMINARY NOTE


     This Statement on Schedule 13D is being filed because the filing person may be deemed to be a member of a group comprised of Tweedy, Browne Company LLC ("TBC"), which group may be deemed to be the beneficial owner in the aggregate of in excess of 5% of the Common Stock of Norwood Promotional Products, Inc. However, the filing of this Schedule 13D should not be deemed an admission that TBC comprises a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act").

ITEM 1. SECURITY AND ISSUER

     This Schedule 13D relates to the Common Stock, no par value (the "Common Stock"), of Norwood Promotional Products, Inc. (the "Company"), which, to the best knowledge of the person filing this Schedule 13D, is a company organized under the laws of Texas, with its principal executive offices located at 106 East 6th Street, Suite 300, Austin, Texas 78701.

ITEM 2. IDENTITY AND BACKGROUND

     (a) The person filing this Schedule 13D is Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company. The filing of this Schedule 13D should not be deemed an admission that TBC comprises a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act").

     This Schedule 13D contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which accounts TBC has investment discretion (the "TBC Accounts"), and with respect to some of which it has obtained sole or shared voting power.

     The members of TBC are Christopher H. Browne, William H. Browne, John D. Spears, Thomas H. Shrager, Robert Q. Wyckoff, Jr. and Holdings (the "Members"). By reason of their positions as such, the members of TBC may be deemed to control TBC.

     (b) The business address of TBC is 52 Vanderbilt Avenue, New York, New York 10017.

     (c) TBC is engaged primarily in the business of a securities broker and dealer and investment adviser, is registered as a broker-dealer and investment adviser with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc.

     The present principal occupation of the Members of TBC is serving as such. Holdings is wholly owned by Affiliated Managers Group, Inc., a Boston-based holding company which makes equity investments in investment management firms, in which management personnel retain a significant interest in the profits of the business. The principal business address of each of TBC is set forth above.

     (d) None of TBC or any Member has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) None of TBC or any Member has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect thereto.

     (f) TBC is a Delaware limited liability company. Each of the Members is a citizen of the United States of America, with the exception of Holdings, which is a Delaware corporation.

ITEM 3. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

     As of the date hereof, the number of shares with respect to which TBC may be deemed to be the beneficial owner is 267,500 shares of Common Stock (the "TBC Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBC Shares, including brokerage commissions, was $4,239,021.

     The TBC Shares are held in the TBC Accounts, the funds therefor coming from the funds on hand in each individual managed account and in certain instances from standard margin account borrowings from brokerage accounts maintained at Fleet Clearing Corporation. It is expected that funds used by the TBC Accounts to purchase additional shares of Common Stock, if additional shares are purchased by the TBC Accounts (see Item 4 hereof), will come from the funds on hand for each individual managed account, which funds on hand at any time and from time to time may include, among others, funds borrowed pursuant to margin accounts maintained at Fleet Clearing Corporation. Borrowings made by certain TBC Accounts pursuant to such margin accounts are secured by margin securities owned by the respective accounts, including some of the TBC Shares. Interest on outstanding borrowings under such margin accounts ranges from 1/2% to 2% over the brokers' call rate in effect from time to time at Chase Manhattan Bank, New York, New York, depending upon the amount of outstanding borrowings at any given time.

ITEM 4 PURPOSE OF TRANSACTION:

     TBC has acquired the shares of Common Stock owned by it for investment purposes and for none of the reasons enumerated in Item 4 of Schedule 13D, except that TBC may dispose of all or some of the TBC Shares, or may acquire additional shares of Common Stock from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors. Currently, TBC intends to acquire additional shares of Common Stock in the open market, depending upon the price of the Common Stock from time to time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 267,500 shares of Common Stock, which constitutes approximately 5.27% of the 5,071,169 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

     TBC disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC could be deemed to be the beneficial owner as of the date hereof, is 267,500 shares, which constitutes approximately 5.27% of the 5,071,169 shares of Common Stock, which the filing person believes to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

     The aggregate number of shares and percentage of Common Stock with respect to which each of the Members may be deemed to be the beneficial owner by reason of his being a Member of TBC is 267,500 shares, which constitutes approximately 5.27% of the 5,071,169 shares of Common Stock outstanding.

     Except as described herein, to the best knowledge of TBC, no person who may be deemed to comprise a group with any of TBC or any other person named in
Item 2 hereof, beneficially owns any shares of Common Stock.

     (b) TBC has investment discretion with respect to 267,500 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 246,077 shares of Common Stock held in certain TBC Accounts.



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     (c)   Transactions in Common Stock effected by TBC during the 60-day period ended as of the date hereof is as follows:

     TBC           NO OF SHARES
     ACCOUNTS      SOLD              PURCHASE PRICE
     12/01/97          2,500            $15

     12/05/97          2,000            $15 3/4

     12/10/97            500            $15 5/8

     12/11/97         10,000            $15.34375

     12/17/97         10,400            $15 1/4

     12/19/97         23,400            $14 7/8

     12/22/97          4,000            $14 7/8

     12/23/97          3,000            $15 1/8

     01/09/98          1,500            $15 1/8

     02/03/98        106,000            $16.1108


     (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

     (e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as otherwise described herein, none of TBC, nor, to the best knowledge of TBC, any other person named in Item 2 hereof, has any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.



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                                    SIGNATURE


     Tweedy, Browne Company LLC, after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement is true, complete and correct.

                                                 TWEEDY, BROWNE COMPANY LLC



                                                 By /s/Christopher H. Browne
                                                    ____________________________
                                                    Christopher H. Browne
                                                    Member




Dated: February 10, 1998